UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number: 0-24342

REG TECHNOLOGIES INC.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report - November 7, 2008

99.2	News Release - October 30, 2008

99.3	Material Change Report - October 17, 2008

99.4	News Release - October 7, 2008

99.5	Form of Proxy

99.6	Management Information Circular

99.7	Notice of Meeting

99.8	Return Card

99.9	Letter from Former Auditor

99.10	Letter from Successor Auditor

99.11	Notice of Change of Auditor

99.12	Letter to Shareholders regarding Change of Auditor

99.13	Interim Financial Statements for the three months ended July 31, 2008

99.14	Management Discussion and Analysis for the three months ended July 31, 2008

99.15	CEO Certification of Interim Filings

99.16	CFO Certification of Interim Filings

99.17	CEO Certification of Annual Filings

99.18	CFO Certification of Annual Filings

99.19	Management Discussion and Analysis for the fiscal year ended April 30, 2008

99.20	Audited Financial Statements for fiscal years ended April 30, 2008 and 2007.

99.21	Notice of Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REG TECHNOLOGIES INC.
(Registrant)

Date: November 17, 2008	By:	/s/ John Robertson
John Robertson

	Title:	President